December 21, 2018

Ban Lor
Chief Executive Officer
Powerbridge Technologies Co., Ltd.
1st Floor, Building D2, Southern Software Park
Tangjia Bay, Zhuhai, Guangdong 519080, China

       Re: Powerbridge Technologies Co., Ltd.
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted December 10, 2018
           CIK No. 0001754323

Dear Mr. Lor:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 53

1. Please revise your aging of accounts receivable to separately show the amount of current accounts receivable (i.e. within payment terms).
2. We note from your aging of accounts receivable that approximately 55% of your accounts receivable as of June 30, 2018 was more than 90 days past due. As part of your discussion of liquidity, please disclose the amount of accounts receivable as of June 30,
       2018 that was subsequently collected through the most recent practicable date. In
 Ban Lor
Powerbridge Technologies Co., Ltd.
December 21, 2018
Page 2
         addition, please update your December 31, 2017 accounts receivable collection disclosures to reflect the amounts collected through the most recent practicable date.
3. Your response to comment 9 states that generally you bill customers "20% to 30% of total fee upon signing the contract, 20% to 30% of total fee upon completion of developing, implementing and testing the customized applications and the remaining 30% to 50% of total fee is billed after the customer internally approves the project and signs off the acceptance form." We also note from your response to comment 11 that your four major government customers representing 59.4% of unbilled accounts receivable as of
         December 31, 2017 were not billed as of December 31, 2017 because you needed to receive full acceptance from ten national government bureaus and from the local government. Using language which is similar to that provided in your prior responses, please revise to more fully disclose your contract billing terms and the multiple levels of acceptances and the additional performance from the Company that may be required to bill the final contract amount upon completion of the project.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-12

4. We note your response to comment 9. Please disclose your typical payment terms with customers (i.e., 30 days, 60 days). Tell us when the amounts included in your accounts receivable balance as of December 31, 2017 were actually collected in relation to the negotiated payment terms. In addition, please tell us if there are any penalties for late payment.
        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Melissa Walsh, Staff
Accountant, at 202-551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field, Attorney-Advisor, at 202-551-3680 or Dietrich King, Attorney-Advisor, at 202-551-8071 with any other questions.



                                                               Sincerely,
FirstName LastNameBan Lor
                                                               Division of
Corporation Finance
Comapany NamePowerbridge Technologies Co., Ltd.
                                                               Office of
Information Technologies
December 21, 2018 Page 2                                       and Services
FirstName LastName